Craig F. Zappetti Phone:(215) 972-7896 Fax:(215) 972-2284 czappetti@saul.com www.saul.com

January 4, 2008

United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Attn: Anne Nguyen Parker

Re:	Brooklyn Cheesecake & Desserts Company, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 5, 2007
File No. 1-13984

Dear Ms. Parker:

We are counsel to Brooklyn Cheesecake & Desserts Company, Inc. (the “Company”). On behalf of the Company, please find responses to the Commission’s letter dated December 27, 2007. For ease of review, the Commission’s comments are set forth immediately prior to the Company’s response.

Upon resolution of the Staff’s comments, the Company will file an amended preliminary proxy statement (the “Preliminary Proxy Statement”) and an amendment to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006 reflecting these responses.

General

1. We note your response to prior comment 6. Please reconcile the inconsistencies that appear in your executive compensation disclosure in your proxy and Form 10-KSB/A.

Upon resolution of the Staff’s comments 2, 3 and 4 in this letter, the Company intends to file an amendment to its Annual Report on Form 10-KSB for the year ended December 31, 2006 in order to reconcile the inconsistencies that appear in its executive compensation, beneficial ownership and Section 16(a) disclosures in that filing and the Preliminary Proxy Statement. Items 9, 10 and 11 of the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006 will be amended as follows:

United States Securities and Exchange Commission
Attn: Anne Nguyen Parker
January 4, 2008

Item 9. Directors, Executive officers, Promoters and Control Persons: Compliance With Section 16(a) of the Exchange Act

[ALL TEXT WILL REMAIN THE SAME EXCEPT FOR THE FOLLOWING SECTION]

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s officers and directors, and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (“SEC”). Officers, directors and greater than ten percent (10%) stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the best of the Company’s knowledge, based solely on review of the copies of such forms furnished to the Company, or written representations that no other forms were required, the Company believes that none of Messrs. Merante, Schutté, Foti, Borsellino, Rabe or O’Toole filed a Form 4 reporting the cancellation of their outstanding stock option grants and common stock awards that they received on February 17, 2006.

Item 10. Executive Compensation

The following Summary Compensation Table sets forth all compensation earned, in all capacities, during the fiscal year ended December 31, 2006 by each of the executive officers (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Option Awards ($)	Other Compensation	Total

Anthony J. Merante	2006	$10,000(1)	$0	$11,250(2)	$21,250
President, Chief Executive Officer and Chief Financial Officer

Ron Schutté	2006	$25,000(3)	$0	$11,250(4)	$36,250
Chief Executive Officer

(1) In 2006, Mr. Merante received 8,000 shares of common stock in payment for his service as our only executive officer. These shares were valued at $1.25 per share, which was the last quotation price of our common stock on the Over The Counter Bulletin Board on February 17, 2006.

(2) On February 17, 2006, 9,000 options held by Mr. Merante were cancelled. On December 31, 2006, Mr. Merante did not have any equity awards outstanding. On February 17, 2006, we also granted 9,000 shares of our common stock to Mr. Merante as compensation for his service as a director. This stock issuance resulted in noncash compensation expense to Mr. Merante of $11,250.

(3) Mr. Schutté served as chairman of our board of directors and as our chief executive officer until March 28, 2006. In 2006, Mr. Schutté received 20,000 shares of common stock in payment for his service as our executive officer. These shares were valued at $1.25 per share, which was the last quotation price of our common stock on the Over The Counter Bulletin Board on February 17, 2006.

United States Securities and Exchange Commission
Attn: Anne Nguyen Parker
January 4, 2008

(4) On February 17, 2006, 9,000 options held by Mr. Schutté were cancelled. On December 31, 2006, Mr. Schutté did not have any equity awards outstanding. On February 17, 2006, we also granted 9,000 shares of our common stock to Mr. Schutté for compensation for his service as a director. This stock issuance resulted in noncash compensation expense to Mr. Schutté of $11,250.

Option Grants in Fiscal 2006

We did not grant any options to any of our Named Executive Officers during the year ended December 31, 2006.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth certain information with respect to aggregate option exercises by the Named Executive Officers in the fiscal year ended December 31, 2006 and with respect to the unexercised options held by the Named Executive Officers as of December 31, 2006.

			Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-The-Money Options at Fiscal Year End ($) (1)

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Anthony Merante	0	0	0	0	0	0
Ronald Schutté	0	0	0	0	0	0

Compensation of Directors

Our directors receive a fee of $1,000 for attending each meeting of the Board of Directors or a committee thereof. In addition, all directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending such meetings. There was one meeting of the board of directors in 2006 for which the fee was waived.

Name	Fees Earned Or Paid in Cash	Stock Awards	Total

Anthony J. Merante	$0.00	$11,250(1)	$11,250
Carmelo Foti	$0.00	$11,250(1)	$11,250
Liberio Borsellino	$0.00	$11,250(1)	$11,250
David Rabe	$0.00	$11,250(1)	$11,250
Donald O’ Toole	$0.00	$11,250(1)	$11,250

United States Securities and Exchange Commission
Attn: Anne Nguyen Parker
January 4, 2008

(1) On February 17, 2006, 9,000 options held by each director were cancelled. On December 31, 2006, each director had zero option awards outstanding. On February 17, 2006, we granted each of our directors 9,000 shares of our common stock. These stock grants resulted in noncash compensation expenses of $11,250 to each of our directors, which was calculated using a value of $1.25 per share, which was the last quotation price of our common stock on the Over The Counter Bulletin Board on February 17, 2006. On December 31, 2006, each of our directors held the following number of shares of our common stock that were received as stock awards during their respective tenures as directors:

Name	Number of Shares

Anthony J. Merante	12,739
Carmelo Foti	12,739
Liberio Borsellino	11,024
David Rabe	11,024
Donald O’ Toole	9,381

Employment Contracts, Termination of Employment and Change in Control Arrangements

We do not have any employment contracts or change in control arrangements with our named executive officer.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Securities Authorized for Issuance Under Equity Compensation Plans

The 2004 Stock Incentive Plan authorizes the issuance of up to 3,000,000 shares of common stock none of which are presently issued and outstanding. The 2004 Stock incentive Plan was approved by our shareholders.

Owners of our Common Stock

The following table sets forth, as of March 31, 2007, certain information with respect to beneficial ownership of our common stock as of March 31, 2007 by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our executive officers and directors as a group.

United States Securities and Exchange Commission
Attn: Anne Nguyen Parker
January 4, 2008

Name and Address	Title	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Anthony J. Merante c/o 20 Passaic Ave Fairfield, NJ 07004	Executive Officer, Director and Beneficial Owner	59,854 (2)	8.7%
Liberio Borsellino c/o 20 Passaic Ave Fairfield, NJ 07004	Director	11,024	1.6%
Carmelo L. Foti c/o 20 Passaic Ave Fairfield, NJ 07004	Director	12,739	1.9%
David Rabe c/o 20 Passaic Ave Fairfield, NJ 07004	Director	11,024	1.6%
Donald O’Toole c/o 20 Passaic Ave Fairfield, NJ 07004	Director	9,381	1.4%
Ronald L. Schutté c/o 20 Passaic Ave Fairfield, NJ 07004	Beneficial Owner	125,369 (3)	18.3%
Wachovia Corporation c/o 20 Passaic Ave Fairfield, NJ 07004	Beneficial Owner	34,680	5.1%
Directors and Named Executive Officers as a Group (5 persons)		104,022	15.2%

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)
Does not include 56,000 shares owned by two individuals Charles Brofman and James Bruchetta over which Mr. Merante holds voting rights pursuant to a website development agreement by and between us and the two individuals dated March 1, 2005.

(3)	Includes 2,400 shares which Mr. Schutté owns jointly with his wife.

United States Securities and Exchange Commission
Attn: Anne Nguyen Parker
January 4, 2008

Summary Compensation Table, page 14

2. We refer you to Item 402(c)(2) of Regulation S-B. Please advise us of whether the conversion of the options granted to Messrs. Shutte and Merante, in lieu of exercise, represented a modification of the original terms of the options granted. As may be appropriate, please revise your disclosure to provide a narrative of the material terms of any modification. We may have further comment.

The options were cancelled in February 2006 and there was no modification of the original terms of the options granted. In a separate transaction, in February 2006, the Company granted 9,000 shares of common stock to each of Messrs. Merante and Schutte as compensation for service as directors of the Company. The Company will revise its Summary Compensation Table to properly reflect this transaction as follows:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Option Awards ($)	Other Compensation	Total
Anthony J. Merante	2006	$10,000(1)	$0	$11,250(2)	$21,250
President, Chief Executive Officer and Chief Financial Officer

Ron Schutté	2006	$25,000(3)	$0	$11,250(4)	$36,250
Chief Executive Officer

(1) In 2006, Mr. Merante received 8,000 shares of common stock in payment for his service as our only executive officer. These shares were valued at $1.25 per share, which was the last quotation price of our common stock on the Over The Counter Bulletin Board on February 17, 2006.

(2) On February 17, 2006, 9,000 options held by Mr. Merante were cancelled. On December 31, 2006, Mr. Merante did not have any equity awards outstanding. On February 17, 2006, we also granted 9,000 shares of our common stock to Mr. Merante as compensation for his service as a director. This stock issuance resulted in noncash compensation expense to Mr. Merante of $11,250.

(3) Mr. Schutté served as chairman of our board of directors and as our chief executive officer until March 28, 2006. In 2006, Mr. Schutté received 20,000 shares of common stock in payment for his service as our executive officer. These shares were valued at $1.25 per share, which was the last quotation price of our common stock on the Over The Counter Bulletin Board on February 17, 2006.

(4) On February 17, 2006, 9,000 options held by Mr. Schutté were cancelled. On December 31, 2006, Mr. Schutté did not have any equity awards outstanding. On February 17, 2006, we also granted 9,000 shares of our common stock to Mr. Schutté for compensation for his service as a director. This stock issuance resulted in noncash compensation expense to Mr. Schutté of $11,250.

United States Securities and Exchange Commission
Attn: Anne Nguyen Parker
January 4, 2008

3. Please confirm that none of the executive officers had any equity awards outstanding at fiscal year end for which disclosure would be required by Item 402(d) of Regulation S-B.

None of the executive officers had any equity awards outstanding at December 31, 2006. The Company will amend the options table required by Item 402(d) of Regulation S-B as follows:

Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth certain information with respect to aggregate option exercises by the Named Executive Officers in the fiscal year ended December 31, 2006 and with respect to the unexercised options held by the Named Executive Officers as of December 31, 2006.

			Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-The-Money Options at Fiscal Year End ($) (1)

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Anthony Merante	0	0	0	0	0	0

Ronald Schutté	0	0	0	0	0	0

Compensation of Directors, page 15

4. Please revise to specify the aggregate grant date fair value of the options awarded in 2006. See Item 402(f)(2)(iii). Also, please disclose in the footnotes to the table the number of stock awards and options, as may be applicable, outstanding with respect to each director as of the fiscal year end. See the instructions to Item 402(f)(2)(iii) and (iv) of Regulation S-B.

No options were awarded to the directors in 2006. On February 17, 2006, 9,000 options held by each director were cancelled. On February 17, 2006, we granted each of our directors 9,000 shares of our common stock. The Company will amend the Directors Compensation Table as follows:

United States Securities and Exchange Commission
Attn: Anne Nguyen Parker
January 4, 2008

Compensation of Directors

Our directors receive a fee of $1,000 for attending each meeting of the Board of Directors or a committee thereof. In addition, all directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending such meetings. There was one meeting of the board of directors in 2006 for which the fee was waived.

Name	Fees Earned Or Paid in Cash	Stock Awards	Total

Anthony J. Merante	$0.00	$11,250(1)	$11,250
Carmelo Foti	$0.00	$11,250(1)	$11,250
Liberio Borsellino	$0.00	$11,250(1)	$11,250
David Rabe	$0.00	$11,250(1)	$11,250
Donald O’ Toole	$0.00	$11,250(1)	$11,250

(1) On February 17, 2006, 9,000 options held by each director were cancelled. On December 31, 2006, each director had zero option awards outstanding. On February 17, 2006, we granted each of our directors 9,000 shares of our common stock. These stock grants resulted in noncash compensation expenses of $11,250 to each of our directors, which was calculated using a value of $1.25 per share, which was the last quotation price of our common stock on the Over The Counter Bulletin Board on February 17, 2006. On December 31, 2006, each of our directors held the following number of shares of our common stock that were received as stock awards during their respective tenures as directors:

Name	Number of Shares

Anthony J. Merante	12,739
Carmelo Foti	12,739
Liberio Borsellino	11,024
David Rabe	11,024
Donald O’ Toole	9,381

United States Securities and Exchange Commission
Attn: Anne Nguyen Parker
January 4, 2008

In connection with the foregoing responses, the Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

3.	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to discuss any of the foregoing responses contained herein please do not hesitate to contact me.

Sincerely,

/s/ Craig F. Zappetti
_________________
Craig F. Zappetti

CFZ:cld
cc:   Anthony Merante